Exhibit 1.01

Conflict Minerals Report

Dillard’s, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2021 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 1, 2022.

Unless the context indicates otherwise, the terms “Dillard’s,” “we,” “its,” “us” and “our” refer to Dillard’s, Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political, regulatory and economic developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to Our Company

Dillard’s ranks among the nation’s largest fashion apparel, cosmetics and home furnishing retailers. As of January 29, 2022, we operated 280 Dillard's stores, including 30 clearance centers, and an Internet store offering a wide selection of merchandise including fashion apparel for women, men and children, accessories, cosmetics, home furnishings and other consumer goods.

A significant portion of the products that we sell are third-party branded products that are available from many retailers, including our company. A portion of our products are exclusive brand and private label products. We are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our exclusive brand and private label products that contain tin and/or gold that are necessary to the products’ functionality or production. While tin and gold are contained in our in-scope products, not each of our in-scope products contains both of these minerals. Our in-scope products do not contain tungsten or tantalum. We do not manufacture any products.

For 2021, we were unable to determine the origin of a portion of the 3TG that were necessary to the functionality or production of the products that we contracted to be manufactured. None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country (each, a “Covered Country” and collectively, the “Covered Countries”). However, we did not conclude that any of our products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule. Further information concerning our in-scope products and smelter, refiner and country of origin information provided to us by our suppliers for 2021 is provided under “Product Information” and “Identified Smelters and Refiners.”

We do not directly source 3TG from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is discussed below.

Conflict Minerals Policy

Dillard’s is committed to ensuring that 3TG contained in our exclusive brand and private label products are obtained from environmentally and socially responsible sources. In particular, we strive to source in ways that do not contribute to human rights abuses, including those that are occurring in some of the Covered Countries. In furtherance of the foregoing, we also have adopted and communicated to our agents, direct suppliers and the public, a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG. The Conflict Minerals policy is available on our website at https://investor.dillards.com/corporate-governance/governance-documents/default.aspx. The Conflict Minerals Policy includes, but is not limited to, our expectations that our agents and suppliers of exclusive brand and private label products:

1.	Source 3TG from sources that do not support conflict and, whenever possible, that have been certified as “conflict-free” or the equivalent by an independent third party.

2.	Cooperate fully with our inquiries, including providing complete and timely responses to surveys and other inquiries submitted by us.
3.	Implement and communicate to their relevant personnel and suppliers policies that are consistent with the Conflict Minerals Policy.
4.	Put in place procedures for the traceability of 3TG, working with suppliers as applicable.
5.	Maintain a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.
6.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance (as defined below).
7.	Recommend their direct and indirect suppliers adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.

The Conflict Minerals Policy also indicates that noncompliance with the policy could result in penalties, including termination of our business with an agent or supplier.

We do not support the embargoing of 3TG from the Covered Countries, but rather encourage our suppliers to continue to source responsibly from the region.

Reasonable Country of Origin Inquiry Information

As provided for in the Conflict Minerals Rule, for 2021, we conducted a “reasonable country of origin inquiry” (“RCOI”). For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”), which are described below in this Conflict Minerals Report.

Our outreach included communicating requests to those suppliers (the “Suppliers”) that we identified as having provided us or that we believe may have provided us with products that we contracted to be manufactured that contain necessary 3TG. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through our degree of influence over the products’ manufacture and product specifications, visual inspection, supplier inquiries, information from by trade associations, consultations with our third-party testing and factory inspection firms, discussions with other retailers and other information known to us. Our 3TG outreach included 231 Suppliers, 100% of which responded to our request for information.

For 2021, the Suppliers identified to us 30 smelters and refiners as having processed the necessary 3TG contained in our in-scope products, as further discussed under “Identified

Smelters and Refiners.” These smelters and refiners were listed in “product level” declarations on the Conflict Minerals Reporting Template (the “Template”) developed by the Responsible Minerals Initiative (the “RMI”). A product level declaration purports to list only those smelters and refiners that processed the 3TG in our products. Based on our RCOI, we concluded that 24 out of these 30 smelters and refiners sourced entirely from outside of the Covered Countries. Our conclusions concerning mineral origin are based on information provided by a third-party information management service provider (the “Service Provider”) that we used to complement our internal management processes.

An additional 75 smelters and refiners were listed in “company level” declarations on the Template. A company level declaration purports to list known smelters and refiners that processed 3TG in any of the disclosing supplier’s products, not just the smelters and refiners in our supply chain. Accordingly, these smelters and refiners are not included in “Identified Smelters and Refiners” below. However, 70, or approximately 93%, of the smelters and refiners listed in company level declarations were listed as Conformant (as defined later). Based on our RCOI, we concluded that 68 of these smelters and refiners sourced entirely from outside of the Covered Countries, including from recycled or scrap sources.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we exercised due diligence for 2021. These due diligence efforts are discussed below.

Due Diligence Program Design

Design Framework

Dillard’s designed its due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance.

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps of the framework. Selected due diligence measures that we took in respect of 2021 are discussed under “Due Diligence Program Execution.”

OECD Guidance Step 1: Establish Strong Company Management Systems

1.	We maintain a Conflict Minerals Policy. The policy is communicated internally by e-mail. It also is communicated by email to suppliers that we determine to potentially be in-scope. In addition, the Conflict Minerals Policy is posted on our website.
2.	We have a grievance mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email. The email address is legal@dillards.com.
3.	Dillard’s has a Conflict Minerals Team under the supervision of the General Counsel. The Conflict Minerals Team includes personnel from Legal, Operations and Trade Compliance. The Conflict Minerals Team also involves other departments and functions within Dillard’s from time to time as it deems appropriate, including Compliance, Merchandising, Product Development and Sourcing.
4.	Dillard’s uses the Service Provider to complement its internal management processes. The Service Provider assists with supplier outreach and due diligence and stores data and supporting documentation for us. We also utilize specialized outside counsel to advise us in connection with selected aspects of our compliance with the Conflict Minerals Rule.
5.	We use the Template developed by the RMI to obtain information from our suppliers concerning the usage and source of 3TG in their products that we identify as potentially being in-scope, as well as information concerning their related compliance efforts.
6.	We have a policy requiring the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The Service Provider has been requested to follow this policy for records in its possession. The Service Provider maintains the records on a computerized database.
7.	Our purchase orders contain terms in order to further ensure vendor compliance with our Conflict Minerals Policy.

OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain

1.	The Service Provider requests by email that suppliers provide us with a completed Template. The Service Provider follows up by email or phone with all suppliers that do not respond to the request within a specified time frame. If a supplier does not respond to the survey request, Dillard’s is provided with the supplier’s name and contact information to determine an escalation strategy.
2.	The Service Provider reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email with suppliers that submit a response that triggers any of seven specified quality control flags.

3.	Smelter and refiner information provided by suppliers is reviewed against the Service Provider’s internal database. To the extent not in that database, it requests that the supplier confirm that the listed entity is a smelter or refiner.
4.	Smelter and refiner information also is reviewed against the lists of Conformant and Active (as defined below), or the equivalent, smelters and refiners published by the RMI, the London Bullion Market Association (“LBMA”) and the Responsible Jewellery Council (“RJC”).
5.	To the extent that a smelter or refiner identified by a supplier is not listed as Conformant or the equivalent by an independent third-party, the Service Provider attempts to contact the smelter or refiner to gain more information about its sourcing practices, including countries of origin and transfer and whether there are internal due diligence procedures in place or other processes that the smelter or refiner takes to track the chain of custody on the source of its 3TG. Up to three contact attempts are made by the Service Provider to smelters and refiners to gather information on country of origin and sourcing practices. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter’s or refiner’s sourcing practices.
6.	Based on the information furnished by suppliers, the Service Provider and other information known to us, we assess the risks of adverse impacts.

OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks

1.	Our Conflict Minerals Compliance Team reports the findings of its supply chain risk assessment to our General Counsel, who is a member of our senior management.
2.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

OECD Guidance Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, if a smelter or refiner is identified, the Service Provider on our behalf consults information concerning independent third-party audits of smelters and refiners made available by the RMI, the LBMA and the RJC, and engages in its own analysis, to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant or the equivalent.

OECD Guidance Step 5: Report on Supply Chain Due Diligence

We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.

Due Diligence Program Execution

We performed the following due diligence measures in respect of 2021, but these were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, see “Due Diligence Program Design.”

1.	The Service Provider sent the Suppliers an introductory email describing our compliance program. The email also included a link to the Service Provider’s on-line supplier education portal and contact email addresses and telephone numbers for obtaining answers to questions and/or guidance on completing our survey request.
2.	In the introductory email, the Service Provider also requested that the Suppliers provide us with a completed Template. Requests were sent to 231 Suppliers. The Service Provider followed up by email or phone with all Suppliers that did not respond to the request within a specified time frame. To the extent that, after the foregoing efforts, the Supplier did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Dillard’s to the Supplier. By the end of the process, responses were received from 100% of the Suppliers.
3.	The Service Provider reviewed the responses received from the Suppliers based on its internally-developed written review criteria for plausibility, consistency and gaps. The Service Provider followed up by email with the Suppliers that submitted a response that triggered any of seven specified quality control flags.
4.	The Service Provider reviewed the smelters and refiners identified by the Suppliers against those contained in its internal database. To the extent not in that database, it requested that the Supplier confirm that the listed entity is a smelter or refiner.
5.	With respect to those completed responses that identified a smelter or refiner, the Service Provider also reviewed that information against the lists of Conformant and Active, or the equivalent, smelters and refiners published by the RMI, the LBMA and the RJC. Ninety-seven percent% of the smelters and refiners identified on product level declarations were listed as Conformant or the equivalent by an independent third-party as of May 18, 2022. See “Reasonable Country of Origin Inquiry Information” for further information concerning smelters and refiners identified in company level responses to the Template.
6.	With respect to those smelters and refiners identified by a Supplier that were not listed as Conformant or the equivalent by an independent third-party, the Service Provider attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in a Covered Country.
7.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel.

8.	In addition, to mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in a Covered Country, we:
a.	made available to the Suppliers the Service Provider’s online training and informational resources in both English and other languages, in order to help ensure the accuracy and completeness of responses;
b.	facilitated a 24/7 support network for Suppliers, through which Suppliers could call a hotline connected to the Service Provider and obtain real-time information on 3TG reporting requirements and how to complete the Template; and
c.	included a Conflict Minerals Policy sign-off for suppliers, which requires all new suppliers to acknowledge that they have read and understood our Conflict Minerals Policy.

Product Information

The following categories of exclusive brand and private label products were in-scope for purposes of our compliance with the Conflict Minerals Rule:

●	Footwear
●	Apparel
●	Jewelry
●	Handbags
●	Cosmetics
●	Women’s Accessories
●	Men’s Accessories
●	Lingerie
●	Home

Not all of our products in these categories contained necessary 3TG or were contracted to be manufactured. Accordingly, only a portion of the products in these categories were in-scope for purposes of our 3TG compliance.

Due to the challenges of tracing a multi-tier supply chain, for 2021, we were able to determine the smelters or refiners and countries of origin of only a portion of the necessary 3TG contained in our in-scope products. However, for 2021, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to a Covered

Country. We are not expressing the conclusion in this Conflict Minerals Report that any of our products are “DRC conflict free.”

Identified Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us in product level responses to the Template the facilities described in the table below as having processed the necessary 3TG contained in our in-scope products for 2021. The table below presents a summary of the smelter and refiner information contained on Appendix A. Please see the note following the table for additional information concerning the information in the table. See “Reasonable Country of Origin Inquiry Information” for further information concerning smelters and refiners identified in company level responses to the Template.

Smelter and Refiner and Country of Origin Information(1)

Conformant
	DRC Region Sourced	Non-DRC Region Sourced	Not Disclosed	Recycled or Scrap	Active	On Smelter Look-up Tab List Only
Tantalum	—	—	—	—	—	—
Tin	0	24	5	0	0	1
Tungsten	—	—	—	—	—	—
Gold	—	—	—	—	—	—

(1)“DRC Region” means the DRC and its adjoining countries. Origin information was derived from information obtained or otherwise provided by the Service Provider.

Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products.

Dillard’s endeavored to determine the mine or location of origin of the necessary 3TG contained in its in-scope products by requesting that the Suppliers provide us with a completed Template and through other procedures followed by us and the Service Provider that are described in this Conflict Minerals Report.

Future Risk Mitigation Efforts

Dillard’s intends to take the following additional steps in respect of 2022, either directly or through the Service Provider, to mitigate the risk that the necessary 3TG in its in-scope products benefit armed groups:

1.	Continue to encourage suppliers to adopt their own 3TG sourcing policies.
2.	Encourage Suppliers that provided company level information for 2021 to provide product level information for 2022 through ongoing outreach with these Suppliers.
3.	Engage with Suppliers that provided incomplete responses for 2021 to help ensure that they provide requested information for 2022.
4.	Encourage the continuing development and progress of traceability measures of Suppliers that indicated for 2021 that the source of 3TG was unknown or undeterminable.
5.	Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the other steps that we took in respect of 2021, which we intend to continue to take in respect of 2022 to the extent applicable.

Appendix A

Capitalized terms used and not otherwise defined in this Appendix have the meanings set forth in the Conflict Minerals Report of which this Appendix is a part.

Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, our Suppliers identified to us in product level responses to the Template the smelters and refiners listed below as having processed the necessary 3TG contained in our in-scope products in 2021. Please see the notes that accompany the table for additional information concerning the data in the table.

Smelter and Refiner Information (1)

Metal	Smelter Name	Country Location	Status
Tin	Alpha	UNITED STATES	Conformant
Tin	China Tin Group Co., Ltd.	CHINA	Conformant
Tin	Dowa	JAPAN	Conformant
Tin	EM Vinto	BOLIVIA	Conformant
Tin	Fenix Metals	POLAND	Conformant
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA	On Smelter Look- up Tab List Only
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA	Conformant
Tin	Ma’anshan Weitai Tin Co., Ltd.	CHINA	Conformant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Conformant
Tin	Metallic Resources, Inc.	UNITED STATES	Conformant
Tin	Metallo Belgium N.V.	BELGIUM	Conformant
Tin	Mineracao Taboca S.A.	BRAZIL	Conformant
Tin	Minsur	PERU	Conformant
Tin	Mitsubishi Materials Corporation	JAPAN	Conformant
Tin	Operaciones Metalurgicas S.A.	BOLIVIA	Conformant
Tin	PT Artha Cipta Langgeng	INDONESIA	Conformant
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA	Conformant
Tin	PT Mitra Stania Prima	INDONESIA	Conformant
Tin	PT Refined Bangka Tin	INDONESIA	Conformant
Tin	PT Timah Tbk Kundur	INDONESIA	Conformant
Tin	PT Timah Tbk Mentok	INDONESIA	Conformant
Tin	Rui Da Hung	TAIWAN	Conformant

Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	VIETNAM	Conformant
Tin	Thaisarco	THAILAND	Conformant
Tin	Tin Technology & Refining	UNITED STATES	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	CHINA	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	Conformant
Tin	Yunnan Tin Company Limited	CHINA	Conformant

(1) We note the following in connection with the information contained in the foregoing table:

(a)	The smelters and refiners listed in the table were identified by the Suppliers as being part of our 2021 supply chain. The smelters and refiners listed above may not be all of the smelters and refiners in our 2021 supply chain, since many of our Suppliers indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in our in-scope products.
(b)	All compliance status information in the table is as of May 18, 2022.
(c)	“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2021 and may not continue to be Conformant for any future period.
(d)	While none of the identified smelters or refiners is listed as such for 2021, “Active” means that a smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.
(e)	A smelter or refiner is listed as “On Smelter Look-up Tab List Only” if it is listed on the Smelter Look-up tab of the Template, but is not listed as “Conformant” or “Active.” The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, smelters and refiners are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.
(f)	The compliance status indicated in the table is based solely on information made publicly available by the RMI, without independent verification by us.
(g)	“Country Location” is the location of the smelter or refiner and is based solely on information made publicly available by the RMI, without independent verification by us.

Country of Origin

The identified potential countries of origin of the 3TG processed by the smelters and refiners listed in the table above may have included the countries listed below, in addition to other countries.

Australia	Kazakhstan
Belgium	Korea
Brazil	Madagascar
China	Myanmar
Czech Republic	Namibia
Djibouti	Peru
Ethiopia	Russia
Guyana	Singapore
Ivory Coast	United States
Japan

* Covered Country

Some of the identified smelters and refiners also may have sourced in whole or in part from recycled or scrap sources.